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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549       SEC File Number

                                                          33-15540-B

                        NOTIFICATION OF LATE FILING     CUSIP Number

                                                          03061J 10 8

(Check One): [   ] Form 10-K and Form 10-KSB  [  ] Form 20-F  [  ] Form 11-K
             [ X ] Form 10-Q and Form 10-QSB  [  ] Form N-SAR

             For Period Ended:   March 31, 1996
             [   ]  Transition Report on Form 10-K
             [   ]  Transition Report on Form 20-F
             [   ]  Transition Report on Form 11-K
             [   ]  Transition Report on Form 10-Q
             [   ]  Transition Report on Form N-SAR
             Form the Transition Period Ended:
                                             ---------------------------------

        Read Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

AMERICAS GAMING INTERNATIONAL, INC.
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Full Name of Registrant

   N/A
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Former Name if Applicable

690 South Rock Boulevard
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Address of Principal Executive Office (Street and Number)

Reno, Nevada  89502
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]    (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

        State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

        The delay in filing the Form 10-Q is due to the devotion of resources to the development and management of foreign operations, as well as the consolidation of foreign operations demonimated in foreign currencies. The Company expects to file its Form 10-Q for the quarter ended March 31, 1996 on or before May 20, 1996.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Vincent Brian Balik             (702)         856-4005
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     (Name)                        (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                        [ X ]  Yes   [   ] No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        [   ]  Yes   [ X ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                    AMERICAS GAMING INTERNATIONAL, INC.
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               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  May 15, 1996                          By   /s/Bill R. Williams
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                                                  Bill R. Williams
                                                  President








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